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EXHIBIT 11  STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS

   Primary earnings (loss) per share is computed by dividing net earnings
(loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Stock options are considered to be common stock equivalents and are included in the primary net earnings (loss) per share calculation for that period unless the effect is determined to be antidilutive. Net earnings (loss) for the years ended December 31, 1995, 1994 and 1993 were $1,911,000, $332,000 and ($5,068,000), respectively. The weighted average numbers of shares used for the primary earnings (loss) per share calculations were 2,483,000, 1,262,000 and 1,213,000 in 1995, 1994 and 1993, respectively.

   In the calculation of fully diluted earnings (loss) per share, net earnings (loss) is adjusted by adding back the interest expense on the Debentures and deducting the amount of unamortized debt issuance costs as of the beginning of each period that the Debentures are dilutive. The adjusted net earnings (loss) is then divided by the weighted average number of shares of common stock, common stock equivalents and other potentially dilutive securities. The subordinated convertible debentures are considered to be other potentially dilutive securities and are included in the earnings (loss) per share calculations unless the effect is determined to be antidilutive. The adjusted net earnings used for the fully diluted earnings (loss) per share calculations were $2,175,000, $332,000, and $(5,068,000), respectively, for the years ended December 31, 1995, 1994 and 1993. The weighted average numbers of shares used for the fully diluted earnings (loss) per share calculations were 3,019,000, 1,269,000 and 1,213,000 in 1995, 1994 and 1993,
respectively.